Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Attorneys Licensed in California, Hawaii & Texas
Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	jeff@austinlegalgroup.com

November 8, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Draft Registration Statement on Form S-1/A Submitted October 3, 2024
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated October 28, 2024 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1, filed November 8, 2024 (“Amendment”) and/or as further herein detailed.

Amendment No. 1 to Draft Registration Statement on Form S-1

Increased costs of labor and materials can materially adversely affect our business. . ., page 13

1.	We acknowledge your revised disclosures in response to prior comment 8, and note your revised statement that although most of the inflationary costs are passed to the customer, the cumulative effect of the delays and increased costs “may” have a significant adverse impact on your profitability and cash flow. Please further revise your disclosure to explain that for the first six months of 2024, your revenues decreased by 52% in this period as compared to the prior period for 2023, which is partially as a result of inflation and high interest rates on construction loans, as you state on page 32.

Response:	The Company acknowledges the Staff’s comment and has revised the relevant risk factor to include the percentage decrease in revenue for the first six months of 2024 compared to the first six months of 2023, noting that this was partially the result of inflation and high interest rates on construction loans. Additionally, the risk factor was further revised to acknowledge that such conditions have had an adverse impact on the Company and may continue to do so in the future.

November 8, 2024

Cautionary Note Regarding Forward-Looking Statements, page 25

2.	We note your references to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Please be advised that the safe harbor provisions for forward-looking statements are inapplicable to you because you are not currently a reporting company. Therefore, please revise to make it clear that the safe harbor provisions do not apply to this offering.

Response:	The Company acknowledges the Staff’s comment and revised the Cautionary Note Regarding Forward-Looking Statements to remove all language related to Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company further acknowledges that such safe harbor provisions are inapplicable to the Company.

Industry and Market Data, page 26

3.	We acknowledge your revised disclosures in response to prior comment 11, but note that your revised disclosure continues to state that you have not independently verified industry and market data obtained from various third-party sources. As previously stated, it is not appropriate for you to directly or indirectly disclaim liability for information in the registration statement. Accordingly, please revise to include a sentence specifically confirming that you are responsible for all disclosures in the registration statement, or alternatively, remove such disclosure.

Response:	The Company acknowledges the Staff’s comment and removed the disclosure related to independent verification of industry and market data obtained from various third-party sources.

Business

Overview, page 37

4.	We note your response to prior comment 17 and your revised disclosures that 50% and 52% of your revenues for the fiscal years ended 2023 and 2022, respectively, resulted from business with one franchise client. Please further revise your disclosures to (i) describe the material terms of your business arrangements with this franchise client (e.g., whether you enter into fixed price contracts), and (ii) discuss how much of your current projects are for this significant franchise client.

In addition, we note your disclosures regarding your experience with franchisors and franchisees for “national, fast expanding brands.” Please revise to clarify if this significant customer is included in that category of your business.

Response:	The Company acknowledges the Staff’s comment and has identified the significant franchise client by name to clarify that the significant client is one of the “national, fast expanding brands”. Further, the Company described the material terms of its standard business arrangements and provided the percentage of its total revenue that is from the significant client year-to-date with this client.

Additionally, corresponding changes were also made to the Company Overview on page 2.

November 8, 2024

Preferred Builder Status with Franchisors, page 44

5.	We note your revised disclosures in response to prior comment 16. Please expand this section to describe the percentage of your business that is attributable to your preferred builder status with franchisors and how the bid success rate of these projects compares with other types of your projects. In this regard, we note your disclosure on page 33 that historically, you have been awarded greater than 50% of the bids you submit. Please also revise to explain with how many franchisors you have the preferred builder status and when such status allows you to bypass the formal bidding process.

Response:	The Company acknowledges the Staff’s comment and has revised its preferred builder disclosures to identify the number of franchises in which it has achieved the preferred builder designation, describe the approximate percentage of business that is attributable to its preferred builder status and the typical bid success rate for these projects compared to other types of projects.

Principal Stockholders, page 56

6.	We refer to your revised disclosures, including on page F-24, that following the reorganization, there were 3,640,000 shares of class A common stock and 4,000,000 shares of class B common stock, and that Mr. Basile III owned 4,365,000 shares and the Basile Family Irrevocable Trust owned 3,250,000 shares, which represented 57% and 43% ownership in you. However, your disclosures in this table do not show total of 3,640,000 shares of class A common stock. Please revise your disclosures to reconcile, or advise. Also, we note your disclosure in footnote 3 that the beneficial owner of the trust is Lisa Ann Basile as she has control over the trust. Please revise your disclosures to clarify whether she has both voting and dispositive control over such shares held by the trust. In addition, revise your disclosures throughout your prospectus as appropriate to explain the total amount of voting power that will be controlled by your CEO and his family trust on a collective basis, or advise.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosures related to the ownership following the reorganization, and otherwise. The disclosures on F-24 erroneously aggregated the Company’s Class A and Class B Common Stock, which has been reconciled. Further, the Principal Stockholders table represents the issued and outstanding securities of the company on the date of the previous filing rather than immediately following the reorganization.

The Company has further revised its disclosure related Lisa Ann Basile’s control of the Basile Family Trust to confirm that she has both voting and dispositive control over the shares held by the trust. Based on the terms of the trust, Joseph F. Basile does not have direct or indirect voting or dispositive control of the shares of the Company and, therefore, should not be considered a beneficial owner of such shares. As a result, revised disclosures throughout the prospectus are unwarranted.

Notes to Audited Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

7.	We note your discussion of business segments throughout your filing. Please tell us your consideration to include segment disclosure required by ASC 280-10-50, as applicable. Should you determine that you have a single reportable segment, explain your basis for your conclusion, including a discussion of whether your different revenue streams or business segments represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50- 21.

Response:	The Company acknowledges the Staff’s comment and has revised its financial statement footnotes to include segment disclosures required by ASC 280-10-50.

November 8, 2024

8.	We note your response to prior comment 24 and expanded disclosure on your revenue recognition policy. Please further expand your revenue recognition disclosure to address the following related to your typical revenue contracts:

●	The nature of the goods and services that you have promised to transfer. Please ensure your disclosure highlights the various service offerings provided given the range of services discussed under your various business segments starting on page 3. See ASC 606-10-50-12;

●	The typical contract length for your arrangements;

●	The performance obligation(s) you have determined from your contracts with customers including whether your arrangements have one or multiple performance obligations. For each performance obligation, highlight whether the company has bundled any goods or services that are not considered distinct. See ASC 606-10-25-14 through 25-19; and,

●	Provide the disclosures related to your remaining performance obligations pursuant to ASC 606-10-50-13 through 50-16.

Response:	The Company acknowledges the Staff’s comment and has expanded its revenue recognition policy disclosures to include the nature of the goods and services, typical length of its arrangements and performance obligations.

Note 3 - Revenue from Contracts with Customers, page F-10

9.	We note your response to previous comment number 25 and your revised disclosure related to revenue. Please further expand your disclosure to address the following:

●	Provide additional information on your disaggregation of revenue pursuant to ASC 606-10-50-5. Please refer to the guidance in paragraphs ASC 606-10-55-89 through 55-91; and,

●	Disclose revenue recognized in fiscal years 2022 and 2023 that was included in the contract liability balance at the beginning of the period.

Response:	The Company acknowledges the Staff’s comment and has revised its disclosures regarding revenue from contracts with customers to further disaggregate its revenue and disclose revenue recognition in its contract liability balances.

Note 10 - Subsequent Event, page F-12

10.	We note your disclosure that on July 18, 2024, as a result of your reorganization, 100 shares of the JFB Subsidiary’s common stock were exchanged for 3,640,000 shares of Class A Common Stock and 4,000,000 shares of Class B common stock of JFB Construction Holdings. Please revise your financial statements and your disclosure throughout the filing to give retroactive effect to the change in your equity structure consistent with the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) and ASC 260- 10-55-12, or tell us why it is not required.

Response:	The Company acknowledges the Staff’s comment and has revised its financial statements and disclosures throughout the filing to give retroactive effect to the change in its equity structure consistent with the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) and ASC 260- 10-55-12.

November 8, 2024

Note 4 - Lease Arrangements, page F-22

11.	We note you entered into a lease agreement with Aura Commercial LLC for office space. Please expand your disclosure to include all information pursuant to ASC 842- 20-50-3 through 50-6. Additionally, if the lease agreement is with a related party, please identify the lease balances on the face of the financial statements as related party.

Response:	The Company acknowledges the Staff’s comment and has identified Aura Commercial LLC as a related party. Further, it has expanded its disclosure to include all information pursuant to ASC 842- 20-50-3 through 50-6.

Item 15. Recent Sales of Unregistered Securities, page II-2

12.	We refer to the last sentence in the third paragraph. You disclose Mr. Basile and Basile Family Irrevocable Trust owned approximately fitty-nine percent (59%) and forty-one percent (41%) of the Common Stock JFB Construction Holdings, respectively. These percentages are not consistent with your disclosure on page 58, F- 12, and F-24. Please reconcile.

Response:	The Company acknowledges the Staff’s comment and has reconciled its ownership disclosures and the related percentages within the filing and its financial statements to ensure accuracy.

If you have any questions relating to any of the foregoing, please contact Jeffrey Moriarty, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Jeffrey Moriarty, Esq.
Jeffrey Moriarty, Esq.